U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25

NOTIFICATION OF LATE FILING	SEC FILE NUMBER 000-28347

CUSIP NUMBER 68232J105

(Check One): [ X ] Form 10-K and Form 10-KSB    [ ] Form 20-F   [ ] Form 10-Q and 10-QSB  [ ] Form N-SAR

For Period Ended: December 31, 2007
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:_____________________

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I--Registrant Information

Full Name of Registrant:	OncoVista Innovative Therapies, Inc.

Former Name if Applicable

Address of Principal Executive Office (Street and Number):	14785 Omicron Drive, Suite 104,

City, State and Zip Code:	San Antonio, Texas 78245

Part II--Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort and expense and the Registrant seeks relief pursuant to Rule 12b-5(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense; [X]
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date [X]; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25 has been attached if applicable. [ ]

Part III--Narrative

State below, in reasonable detail, the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach extra sheets, if needed)

The financial statements necessary to file the Form 10-KSB in a timely fashion are not completed, and the Registrant cannot do so in a timely manner without unreasonable burden and expense.

Part IV--Other Information

(1)  Name and telephone number of person to contact in regard to this notification

Alexander L. Weis	(210) 677-6000
(Name)	(Area Code) (Telephone Number)

(2)
Have all other periodic reports under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes [ ] No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

See Attachment A

OncoVista Innovative Therapies, Inc.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	March 31, 2008	By /s/ Alexander L. Weis
Name: Alexander L. Weis, Ph.D.
Title: Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Attachment A

In October 2007, OncoVista Innovative Therapies, Inc. (f/k/a Aviation Upgrade Technologies, Inc.) (“we” or “us”) entered into an Agreement and Plan of Merger with OncoVista, Inc. (“OncoVista-Sub”) and a newly formed subsidiary of the Registrant. On November 13, 2007, our newly formed subsidiary merged with OncoVista-Sub and OncoVista-Sub became the surviving corporation as a wholly owned subsidiary of the Registrant and the business of OncoVista-Sub became the Registrant’s sole line of business. This transaction was accounted for as a reverse acquisition. We did not have any operations and majority-voting control was transferred to OncoVista-Sub. The transaction also requires a recapitalization of OncoVista-Sub. Since OncoVista-Sub acquired a controlling voting interest, it was deemed the accounting acquiror, while we were deemed the legal acquiror. Our historical financial statements are those of OncoVista-Sub, and of the consolidated entities from the date of merger and subsequently. Since the transaction is considered a reverse acquisition and recapitalization, the guidance in SFAS No. 141 does not apply for purposes of presenting pro-forma financial information.

We anticipate that we will report significant changes in our results of operations for the fiscal year ended December 31, 2007 as compared to the prior fiscal year.  Based on the information available to us at this time, we believe that the unaudited financial results for fiscal year ended December 31, 2007 include the following:

Revenues. Revenues were approximately $1.8 million for the year ended December 31, 2007, a decrease of 11% as compared to approximately $1.9 million for the year ended December 31, 2006. Revenue in both 2007 and 2006 included milestone payments received as a result of agreements with third parties. The decline in revenue in 2007 is primarily attributable to a decrease in milestone payments from development agreements, partially offset by an increase in royalties from sales of diagnostic kits.

Operating Expense. Operating expenses are expected to increase by approximately $1.9 million to $7.5 million for the fiscal year ended December 31, 2007 as compared with approximately $5.6 million for the fiscal year ended December 31, 2006. This increase is primarily the result of an increase in research and development expenses of approximately $1.2 million, or 55%, to approximately $3.4 million for the fiscal year ended December 31, 2007, as compared to approximately $2.2 million for the fiscal year ended December 31, 2006. The increase in 2007 is primarily a result of expense related the licensing agreement entered into during the year. Additionally, general and administrative expenses increased by approximately $700,000 to approximately $4.1 million for the year ended December 31, 2007, or 21% as compared to approximately $3.4 million for the year ended December 31, 2006. The increase was due to an increase in professional services related to becoming a publicly traded company subsequent to the completion of the reverse acquisition and recapitalization.

Other Income (Expense). Other income (expense) increased 102% to approximately $100,000 for the year ended December 31, 2007 from expense of $(5) million for the year ended December 31, 2006. The increase was due primarily to an approximately $4.5 million charge recorded in the prior year for the impairment of intangible assets and goodwill associated with the acquisition of our German subsidiary, as well as a decrease in interest expense.

Net Loss. Primarily as a result of the aforegoing, our net loss is expected to decrease to approximately $5.6 million for the fiscal year ended December 31, 2007 as compared to approximately $8.7 million for the fiscal year ended December 31, 2006.

The foregoing is qualified in its entirety by reference to our audited financial statements to be filed in our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2007.